# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Manulife Private Credit Plus Fund, CIK 0001988855
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest - Class I
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002055606
Persons authorized to receive notices and communications: Lakeisha Turner, c/o Global Trust Company, 12 Gill Street Suite 2600, Woburn, Massachusetts (MA), 01801, (781) 938-9595

## Reporting persons
- John Hancock Stable Value Fund Collective Investment Trust (CIK 0002055606): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 2,976,794; shared dispositive power 2,976,794; aggregate amount beneficially owned 2,976,794 (25% of the class)
- Global Trust Company (CIK 0002056008): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 2,976,794; shared dispositive power 2,976,794; aggregate amount beneficially owned 2,976,794 (25% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest - Class I
Name of issuer: Manulife Private Credit Plus Fund
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: John Hancock Stable Value Fund Collective Investment Trust (the "Trust") and Global Trust Company ("GTC").
Residence or business address:
Trust: c/o Global Trust Company 12 Gill Street, Suite 2600, Woburn, MA 01801
GTC: 12 Gill Street, Suite 2600, Woburn, MA 01801
Present principal occupation or employment: Not Applicable
Criminal convictions in the last five years: Not Applicable
Civil proceedings (securities laws) in the last five years: Not Applicable
Citizenship:
The Trust is organized in the State of Maine, U.S.
GTC is organized in the State of Maine, U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: $6 million of assets of the Trust

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the acquisition of the shares of the Manulife Private Credit Plus Fund is investment of the assets of the Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 2,976,794 shares 25% of the assets of the Manulife Private Credit Plus Fund (based on May 30, 2026 NAV)
Number of shares as to which each person has sole or shared power to vote or dispose: 2,976,794 shares (based on May 30, 2026 NAV)
Transactions in the class effected during the past sixty days: Purchase of Common Shares of Beneficial Interest - Class I
Other persons with the right to receive dividends or sale proceeds: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As trustee of the Trust, GTC has the right to exercise or dispose of any conversion, subscription, or other rights, discretionary or otherwise, including, but not limited to, the right to vote and grant proxies appurtenant to any property held by the Trust at any time; and to vote and grant proxies with respect to all investments held by the Trust at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement incorporated by reference.
https://www.sec.gov/Archives/edgar/data/1988855/000095017025017802/ck0001669811-ex99_a.pdf

## Signatures
- John Hancock Stable Value Fund Collective Investment Trust: /s/Lakeisha Turner, Lakeisha Turner, Vice President, Global Trust Company, trustee of the John Hancock Stable Value Fund CIT (07/21/2026)
- Global Trust Company: /s/Lakeisha Turner, Lakeisha Turner, Vice President (07/21/2026)